Exhibit 21.1

Subsidiaries of BlackRock, Inc.

The following table lists the direct and indirect subsidiaries of BlackRock, Inc. as of December 31, 2005:

Name	Jurisdiction of Incorporation or Organization

BlackRock Advisors, Inc.	Delaware

BlackRock Financial Management, Inc.	Delaware

BlackRock Institutional Management Corporation	Delaware

State Street Research & Management Company	Delaware

SSRM Holdings, Inc.	Delaware